1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com
+1 202 261 3313 Direct
+1 202 261 3016 Fax

March 13, 2008

Michael Moran

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:                      Whole Foods Market, Inc. Annual Report on Form 10-K for Fiscal Year Ended
September 30, 2007, filed November 29, 2007, File No. 0-19797.

Dear Mr. Moran:

We have received your letter dated February 15, 2008 (the “Comment Letter”) to Mr. John P. Mackey, regarding the annual report on Form 10-K of Whole Foods Market, Inc. (the “Company”) for its fiscal year ended September 30, 2007.  The Company’s annual report on Form 10-K (the “Annual Report”) was filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2007.  This letter describes the Company’s proposed responses in order to address the comments of the SEC Staff set forth in the Comment Letter.

For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response.  Where appropriate, the Company has also included excerpts from disclosure which the Company included in its quarterly report on Form 10-Q filed on February 29, 2008 (the “Quarterly Report”), addressing the comments set forth in the Comment Letter.

Certain information referred to in this letter (the “Supplemental Information”) has been enclosed for the Staff’s reference on a supplemental basis. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Supplemental Information is being furnished to the Staff on a confidential and supplemental basis only. Pursuant to Rule 12b-4, and on behalf of the Company, we request that the Supplemental Information be returned to the Company upon completion of the Staff’s review thereof. We also request confidential treatment of the Supplemental Information pursuant to the provisions of 17 C.F.R. § 200.83.

General

Comment 1:Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC  EUROPE  Brussels  London  Luxembourg  Munich  Paris  ASIA  Hong Kong

Response:  As requested, we have included the revised disclosure that the Company intends to include in its future filings and are providing to you supplementally the other information requested in the Comment Letter.

Item 1.  Business, page 3

General

Comment 2: We note your disclosure on pages 4 and 9 that products you offer include produce, seafood, grocery, meat and poultry, beverages, bakery, prepared foods and catering, specialties, floral, pet products, dietary and nutritional supplements, personal care products, household goods, organic cotton clothing, and related educational products.  Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services.  See Item 101(c)(1)(i) of Regulation S-K, Also, note that you should disclose sales for each different group of products in the audited notes to your financial statements as per paragraph 37 of SFAS 131.

Response:  The disclosure of products and product categories included on pages 4 and 9 of the Company’s Annual Report accurately represents the types of products offered by the Company in its stores.  However, this list of products is intended only as an example of the broad range of products available in the Company’s stores and does not purport to represent the categories of products that the Company uses for external or internal reporting purposes, nor is it a complete representation of the products offered by all of the Company’s stores.  For purposes of management reporting at the board level, the Company does not report results based on these or any other categories.  Accordingly, the Company believes that its presentation of revenue in a single category, namely “grocery and other products,” is the most appropriate presentation for its investors.  This presentation reflects the manner in which the Company organizes and manages its business  and is consistent with the financial disclosure of other industry participants.  The Company respectfully submits that an alternative presentation of its revenues would be inconsistent with Company and industry practice and potentially misleading to investors.  Moreover, the Company believes that its presentation of revenues complies with Item 101(c)(1)(i) of Regulation S-K.

Regional Presidents, page 22

Comment 3: We note that you manage your stores by region.  Tell us whether you produce financial reports that include sales and profits by region.  Tell us how you evaluate the performance of your regional presidents and what criteria are utilized for their bonuses.  Provide us with a copy of your internal financial reports that include results of operations for each region.

Response:  The Company prepares financial reports that include sales and profits by region.  The performance of each of the Company’s regional presidents is evaluated and incentive compensation is determined primarily based on the “economic value added,” or EVA, of the stores in his or her region.  The Company details its approach to the compensation of its named executive officers in the Proxy Statement under “Compensation Discussion and Analysis.”  Compensation of regional presidents is determined on a basis similar to that described for named executive officers. As requested, the Company is providing you with copies of its internal financial reports that describe its results of operations by region in the Supplemental Information.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations Page 36

Comment 4: You disclose that sales increased 15.3% in fiscal 2007, after adjusting to reflect a fifty-two week period, primarily due to new stores opened and acquired and comparable store increases.  However, you do not quantify the contribution of each business reason identified so that investors can better understand the impact each had on the overall increase in sales from period to period.  Accordingly, please disclose in dollars the amount of sales of your new stores opened in fiscal 2007 and the incremental effect of having stores opened in fiscal 2006 being open all of fiscal 2007.  Please also disclose the amount of sales contributed by stores acquired in the transaction to purchase the operations of Wild Oats.  Similarly, please also ensure that you quantify the material business reasons for changes in expense line items as well.  Refer to Item 303(a)(3) of Regulation S-K

Response:  As requested, the Company has included disclosure in its Quarterly Report quantifying the contribution of various factors to its change in sales.  For example, the Company notes that “sales at Wild Oats stores were $238.8 million in the first quarter, or 9.7% of total sales, including sales for the 62 continuing stores totaling $227.9 million.”  The Company also has included in the Quarterly Report disclosures regarding interest expense and investment and other income and enhanced its description of general and administrative expenses.  The Company expects to continue to report information regarding factors contributing to material changes in income statement line items in future periodic reports filed under the Exchange Act.

Comment 5: We note that you disclose the change in store sales data for “comparable stores” and “identical stores.” Your current disclosure includes an explanation of which stores are included in arriving at your comparable store sales information for each period, but we are unable to locate where you have disclosed which stores are included in your calculation of the change for “identical stores.”  Please tell us where you have disclosed this information or revise your disclosure to include which stores are included in arriving at the change in your identical store sales information for each period presented.

Response:  The Company has included disclosure in its Annual and Quarterly Reports noting that “Sales of a store are deemed to be comparable commencing in the fifty-third full week after the store was opened or acquired.  Acquired stores will enter the comparable store sales base in the fifty-third full week after the store was opened or acquired.”  In addition, the Company has refined its disclosure regarding identical store sales in its Quarterly Report to state that “Identical store sales exclude relocated stores and major store expansions from the comparable calculation to reduce the impact of square footage growth on the comparison.”  The Company expects to continue to report such information in future periodic reports filed under the Exchange Act.

Liquidity and Capital Resources, page 40.

Comment 6: We note your disclosure of the $700 million in new borrowings to finance the acquisition of Wild Oats Markets, but we have been unable to locate where you discuss the impact the acquired operations will have on cash flows in future periods.  Please revise your disclosure accordingly.

Response:  The Company disclosed and described its cash flows from operating activities, investing activities and financing activities on pages 40 and 41 of the Annual Report and also disclosed its anticipated capital expenditures for the 2008 fiscal year, which includes capital expenditures related to remodeling of the acquired operations.  In addition, the Company discloses in the quarterly report that it “has no reason to believe that the working capital requirements of the Wild Oats stores will significantly differ from those of the Company’s stores existing prior to the closing of the acquisition.”  The Company therefore expects that, on a proportional basis, the acquired operations will not have a significant impact on the Company’s working capital in future periods.

Comment 7: Please revise your contractual obligations table to include a separate line item for all of the scheduled or estimated interest payments on your outstanding senior unsecured notes as well as any other estimated future obligations that may require cash funding related to your pension, incentive, savings or other types of post-employment and benefit plans.  Since the table is aimed at increasing the transparency of cash flow requirements, compliance with the regulations require these types of payments to be included as they will impact your cash flows and overall liquidity and financial condition.  Please also provide a total for each column presented.  Refer to Item 303(a)(5) of Regulation S-K.

Response:  The Company has revised the contractual obligations table in its Quarterly Report to include a separate line item for estimated interest payments on its long-term debt obligations.  The Company also has revised the disclosure in its Quarterly Report to reflect a total for each column presented.  The Company expects to continue to report such information in future periodic reports filed under the Exchange Act.  The Company does not have any pension, incentive, savings or other post-employment and benefit plans for which there are future obligations; the Company maintains only defined contribution benefit plans.

Comment 8: Please disclose in a separately captioned section any off-balance sheet arrangement that have or are reasonably likely to have a current or future effect on your financial condition.  Your discussion should include all of the information that is required by Item 303(a)(4) of Regulation S-K.  If there are none, please state this in your discussion.

Response:  Although the Company engages in operating leases and letter of credit agreements, it does not engage in any other off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition.  The Company’s Quarterly Report states “We have no other off-balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on our consolidated financial statements or financial condition.”  The Company expects to continue to report such information in future annual reports on Form 10-K.

Critical Accounting Policies, page 44

Comment 9: Your disclosure of the estimates made with respect to critical accounting policies appear to mirror your disclosure of significant accounting policies in Note 2 instead of providing investors with additional discussion of the assumptions used and variability of your estimates on reported financial information.  Your discussion of the estimates should complement and provide greater insight rather than duplicate the accounting policy disclosure in Note 2.  Please revise your disclosure relating to insurance and self-insurance liabilities, reserves for closed properties and inventory valuation to include quantification of the effect that each significant estimate and assumption has on your financial condition and operating results for the periods presented.  Please be sure that your revised disclosure specifically discusses the factors you use to arrive at the estimate in each area, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past, Your discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur, what the impact of these potential changes could have on your results of operations.  Please refer to Section V of Release No. 33-8350 for further guidance.

Response:  As requested, the Company has included enhanced disclosure in its Quarterly Report to complement and provide greater insight regarding the Company’s estimates made with respect to critical accounting policies.  The Quarterly Report includes specific disclosures regarding insurance and self-insurance liabilities, reserves for closed properties and inventory valuation to include quantification of the effect that each significant estimate and assumption has on the Company’s financial condition and operating results as follows:

“Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Actual amounts may differ from these estimates. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate the continued appropriateness of our accounting policies and resulting estimates to make adjustments we consider appropriate under the facts and circumstances.

We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner. Our significant accounting policies are summarized in Item 8. “Financial Statements and Supplementary Data” Note 2 to the consolidated financial statements of the Company’s Annual Report on Form 10-K for the year ended September 30, 2007. We believe that the following accounting policies are the most critical in the preparation of our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Insurance and Self-Insurance Liabilities

The Company uses a combination of insurance and self-insurance plans to provide for the potential liabilities for workers’ compensation, general liability, property insurance, director and officers’ liability insurance, vehicle liability and employee health care benefits. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. While we believe that our assumptions are appropriate, the estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

We have not made any material changes in the accounting methodology used to establish our insurance and self-insured liabilities during the past three fiscal years.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our insurance and self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our insurance and self-insured liabilities at January 20, 2008, would have affected net income by approximately $3.6 million for the sixteen weeks ended January 20, 2008.

Reserves for Closed Properties

The Company maintains reserves for estimated losses on retail stores and other properties that are no longer being utilized in current operations. The Company provides for closed property operating lease liabilities using a discount rate to calculate the present value of the remaining noncancelable lease payments and lease termination fees after the closing date, net of estimated subtenant income. The closed property lease liabilities are expected to be paid over the remaining lease terms, which generally range from one to 17 years. The Company estimates subtenant income and future cash flows based on the Company’s experience and knowledge of the market in which the closed property is located, the Company’s previous efforts to dispose of similar assets, existing economic conditions and when necessary utilizes local real estate brokers.

Adjustments to closed property reserves primarily relate to changes in subtenant income or actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the changes become known. We have not made any material changes in the accounting methodology used to establish our closed property reserves during the past three fiscal years.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our closed property reserves. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to adjustments that could be material. A 10% change in our closed property reserves at January 20, 2008, would have affected the Wild Oats purchase price allocation by approximately $8.7 million and would not have a material effect on net income for the sixteen weeks ended January 20, 2008.

Inventory Valuation

We value our inventories at the lower of cost or market. Cost was determined using the last-in, first-out (“LIFO”) method for approximately 94.4% and 81.7% of inventories at January 20, 2008 and September 30, 2007, respectively. Under the LIFO method, the cost assigned to items sold is based on the cost of the most recent items purchased. As a result, the costs of the first items purchased remain in inventory and are used to value ending inventory. The excess of estimated current costs over LIFO carrying value, or LIFO reserve, was approximately $22.6 million and $20.0 million at January 20, 2008 and September 30, 2007, respectively.  Costs for remaining inventories are determined by the first-in, first-out (“FIFO”) method. Cost was determined using the retail method and the item cost method for inventories in fiscal years 2008 and 2007. Under the retail method, the valuation of inventories at cost and the resulting gross margins are determined by counting each item in inventory, then applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates which could impact the ending inventory valuation at cost as well as the resulting gross margins. The item cost method involves counting each item in inventory, assigning costs to each of these items based on the actual purchase costs (net of vendor allowances) of each item and recording the actual cost of items sold. The item-cost method of accounting enables management to more precisely manage inventory and purchasing levels when compared to the retail method of accounting.

Our cost-to-retail ratios contain uncertainties because the calculation requires management to make assumptions and to apply judgment regarding inventory mix, inventory spoilage and inventory shrink. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our cost-to-retail ratios. However, if estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our cost-to-retail ratios at January 20, 2008, would have affected net income by approximately $3.9 million for the sixteen weeks ended January 20, 2008.

Goodwill and Intangible Assets

Goodwill consists of the excess of cost of acquired enterprises over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. Goodwill is reviewed for impairment annually at the beginning of the Company’s fourth fiscal quarter, or more frequently if impairment indicators arise, on a reporting unit level. We allocate goodwill to one reporting unit for goodwill impairment testing. We determine fair value utilizing both a market value method and discounted projected future cash flows compared to our carrying value for the purpose of identifying impairment. Our annual impairment review requires extensive use of accounting judgment and financial estimates. Application of alternative assumptions and definitions, such as reviewing goodwill for impairment at a different organizational level, could produce significantly different results. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill and other intangible assets. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment charge that could be material.

Income Taxes

We recognize deferred income tax assets and liabilities by applying statutory tax rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred tax assets and liabilities are adjusted to reflect changes in tax laws or rates in the period that includes the enactment date. Significant accounting judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. In addition, we are subject to periodic audits and examinations by the IRS and other state and local taxing authorities. Although we believe that our estimates are reasonable, actual results could differ from these estimates.

On October 1, 2007, the Company adopted FIN 48, which clarifies the accounting for uncertainty in income tax positions recognized in the financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on measurement, classification, interest and penalties associated with tax positions, and income tax disclosures.

To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of our cash and would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution.

Share-Based Payments

Our Company maintains several stock based incentive plans. We grant options to purchase common stock under our Whole Foods Market 2007 Stock Incentive Plan. Options are granted at an option price equal to the market value of the stock at the grant date and are generally exercisable ratably over a four-year period beginning one year from grant date and have a five-year term. The grant date is established once the Company’s Board of Directors approves the grant and all key terms have been determined. The exercise prices of our stock option grants are the closing price on the grant date. Stock option grant terms and conditions are communicated to team members within a relatively short period of time. Our Company generally approves one primary stock option grant annually, occurring during a trading window.

Our Company offers a team member stock purchase plan to all full-time team members with a minimum of 400 hours of service. Participating team members may purchase our common stock through payroll deductions.  At our annual meeting, shareholders approved a new Team Member Stock Purchase Plan (“TMSPP”) which became effective on April 1, 2007. The TMSPP replaces all previous stock purchase plans and provides for a 5% discount on the shares purchase date market value which meets the “Safe Harbor” provisions of SFAS No. 123R, “Share-Based Payment” and therefore is non-compensatory. Under the previous plans, participating team members could elect to purchase unrestricted shares at 100% of market value or restricted shares at 85% of market value on the purchase date.

Effective the beginning of the first quarter of fiscal year 2006, the Company adopted the provisions of SFAS No. 123R using the modified prospective transition method. Under this method, prior periods were not restated. The Company uses the Black-Scholes multiple option pricing model which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term team members will retain their vested stock options before exercising them, the estimated volatility of the Company’s common stock price over the expected term, and the number of options that will be forfeited prior to the completion of their vesting requirements. The related share-based payments expense is recognized on a straight-line basis over the vesting period. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based payments and consequently, the related amounts recognized in the Consolidated Statements of Operations. The provisions of SFAS No. 123R apply to new stock options and stock options outstanding, but not yet vested, on the effective date.

SFAS No. 123R requires the Company to value unvested stock options granted prior to its adoption of SFAS No. 123 under the fair value method and expense these amounts in the income statement over the stock option’s remaining vesting period. In the fourth quarter of fiscal year 2005, the Company accelerated the vesting of all outstanding stock options, except options held by the members of the executive team and certain options held by team members in the United Kingdom, in order to prevent past option grants from having an impact on future results. The Company intends to keep its broad-based stock option program in place, but also intends to limit the number of shares granted in any one year so that annual earnings per share dilution from share-based payments expense will not exceed 10%.

Prior to the adoption of SFAS No. 123R, the Company presented the tax savings resulting from tax deductions resulting from the exercise of stock options as an operating cash flow, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-15, “Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option.” SFAS No. 123R requires the Company to reflect the tax savings resulting from tax deductions in excess of expense reflected in its financial statements as a financing cash flow.

In November 2005, the FASB issued Staff Position No. FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP FAS 123R-3”). The Company has elected to adopt the transition guidance for the additional paid-in-capital pool (“APIC pool”) in paragraph 81 of SFAS No. 123R. The prescribed transition method is a detailed method to establish the beginning balance of the APIC pool related to the tax effects of share-based payments, and to determine the subsequent impact on the APIC pool and Consolidated Statement of Cash Flows of the tax effects of share-based payment awards that are outstanding upon adoption of SFAS No. 123R.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine share-based payments expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based payments expense that could be material.

If actual results are not consistent with the assumptions used, the share-based payments expense reported in our financial statements may not be representative of the actual economic cost of the share-based payments. A 10% change in our share-based payments expense for the sixteen weeks ended January 20, 2008, would have affected net income by approximately $0.2 million.”

The Company expects to continue to report such information in future periodic reports filed under the Exchange Act.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 58

Note 2 – Summary of Significant Accounting Policies, page 58.

General

Comment 10: Please disclose the types of amounts that you include the direct store expense, and general and administrative expense line items for all periods presented.

Response:  The Company will undertake to disclose the types of amounts that it includes in the direct store expense and general and administrative expense line items for all periods presented in its future annual reports on Form 10-K. The Company expects its disclosures for these items in future annual reports on Form 10-K to be as follows:

“Direct Store Expenses

Direct store expenses consist of store-level expenses such as salaries and benefits, supplies, depreciation, community marketing and other store-specific costs.

General and Administrative Expenses

General and administrative expenses consist of salaries and benefits costs, occupancy and other related costs associated with corporate and regional administrative support services.”

Inventories, page 59

Comment 11: You disclose that actual purchase costs are recorded net of vendor allowances.  Please expand your accounting policy disclosure to identify the types of allowances you receive and if they are based on selling a specified cumulative level of purchases, the amount of shelf space allocated to certain products, or other factors and conditions you must comply with before such allowances are earned.  Please also clarify in your disclosure the timing of when you earn and record the allowances and/or credits received from vendors.  Explain if you make significant estimates with respect to vendor allowances and your basis for such estimates.

Response:

The Company expects to clarify its disclosure regarding the timing of when vendor allowances are earned in future annual reports on Form 10-K as follows:

“Vendor Rebates and Allowances

The Company receives various rebates from third party vendors in the form of purchase or sales volume discounts and payments under cooperative advertising agreements. Purchase volume discounts are generally recorded as a reduction of merchandise costs upon completion of contractual milestones. Sales quantity discounts and cooperative advertising discounts in excess of identifiable advertising costs are recognized as a reduction of cost of goods sold when the related merchandise is sold.”

The Company does not make significant estimates with respect to vendor allowances, and its reserves for vendor allowances are not material.

Goodwill, page 60
Intangible Assets, page 60

Comment 12: Please disclose the date you perform your annual test for impairment of goodwill and indefinite-lived intangible assets each year.  Refer to paragraph 26 of SFAS 142.

Response:  The Company performs its annual test for impairment of goodwill and intangible assets on the first day of the fourth fiscal quarter.  The first paragraph of footnote 2 to the financial statements included in the Quarterly Report states “Goodwill and indefinite-lived tangible assets are reviewed for impairment annually on the first day of the fourth fiscal quarter, or more frequently if impairment indicators arise,” and the Company expects to continue to report such information in future periodic reports filed under the Exchange Act.

Note 3 – Business Combinations, page 66

Comment 13: We note that you recognized significant liabilities related to exit costs in conjunction with your acquisition of Wild Oats Markets.  In your next quarterly filing please provide a more robust description of the type (e.g. lease termination) and amounts of exit costs.  You should also disclose the major actions that comprise your exit activities, the activities that will not be continued and the estimated date of completion.  Your disclosures should be more specific in identifying the activities and locations that you plan to close.  Also, we expect that you will provide a tabular presentation of beginning and ending liability balances disclosing additions, utilization, and adjustment of the accrual.  See EITF 95-3 as well as SAB Top 5:P.

Response:  The Company first established reserves related to the acquisition of Wild Oats Markets, Inc. (“Wild Oats”) at acquisition date as disclosed in the financial statements included in the Annual Report.  Footnote 3 to the financial statements included in the Quarterly Report disclosed the number of locations that the Company plans to close and provides additional information regarding liabilities associated with the Wild Oats acquisition, including disclosure regarding recognized liabilities for estimated costs associated with the involuntary termination of certain Wild Oats team members and estimated costs to close certain store locations as well as reserves for such items.  The Company expects to continue to report such information in future periodic reports filed under the Exchange Act until such time as costs related to the Wild Oats acquisition are incurred in full.  The Company also respectfully submits that disclosure regarding Wild Oats locations closed prior to the filing of the Annual Report was provided to investors on page 12 of the Annual Report.

Footnote 5 to the financial statements included in the Quarterly Report notes, with respect to reserves for store closures, “The beginning balance of fiscal year 2008 includes approximately $92.7 of stores closure reserves for Wild Oats locations that were recorded in connection with the acquisition during the fourth quarter of fiscal year 2007.  During the first quarter of fiscal year 2008, the Wild Oats store closure reserves were adjusted by approximately $2.0 million, as part of the revised purchase price allocation.”  The table preceding such text also provides a tabular presentation of the beginning and ending liability balances and discloses additions, usage and adjustments of the accrual.  The Company expects to continue to report such information in future periodic reports filed under the Exchange Act.

Item 9A – Controls and Procedures, page 85

Comment 14: We note that the disclosure relating to the conclusion reached by your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Company’s disclosure controls and procedures contains a partial definition of disclosure controls and procedures since it states that disclosure controls . . . . are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.  If you choose to include the definition of disclosure controls and procedures, you must include the entire definition in accordance with Exchange Act Rule 13a-15(e).  Accordingly, please confirm to us that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rule 13a-15(e) for guidance.

Response:  The Company confirms that the Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2007 the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure.  The Company’s Chief Executive Officer and Chief Financial Officer also certified the effectiveness of the Company’s disclosure controls and procedures in Exhibits 31.1 and 31.2, respectively, to the Annual Report.  The Company recognizes that the full definition of “disclosure controls and procedures” is “controls and other procedures of an issuer that are designed to ensure that the information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the times periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” The Company will undertake to include the entire definition of disclosure controls and procedures in its future annual reports on Form 10-K.

**********

In connection with this response to the Comment Letter, the Company has directed me to state on its behalf:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.

•                  SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing; and

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further comments, or if you require additional information, please do not hesitate to contact me at 202-261-3313.  Thank you for your attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

CC:	Albert Percival
Sam Ferguson